UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 26 October, 2007

Chairman’s address
to the Annual General Meeting of Novogen Limited
26 October, 2007

It is with pleasure that I present to you, our valued shareholders, my address for the 2007 Annual General Meeting

I propose to focus on the progress made during 2006/2007 and outline some of the keys steps planned for the year ahead designed to realise some of the future value of your Company.  You could perhaps summarise the overall performance this year as making steady progress in strengthening the underlining value of our intellectual property but again not seeing this value reflected in the Company’s share price.

I reflected last year that the biotech sector had become distinctly unpopular.  With the continued excitement around the resources boom as the favoured area to take some exposure to risk together with the above average returns flowing from blue chip stocks the biotech sector has perhaps fallen to an even lower ebb.

I am sometimes asked by shareholders what is the CEO and the management doing to fix the share price.

The focus the Board seeks from the management will continue to be to effectively manage the development of our science, protect that science through comprehensive patent application and enforcement, raise sufficient cash to move our intellectual property towards commercialisation, develop a licensing/collaboration strategy to fully realise the full commercial value our compounds and ultimately move towards a self funded biotech R&D company.  Along the way we have an obligation and desire to keep the market fully informed.  Through this communication process we seek to build a better understanding throughout the business and investment community of the Company’s potential and underlying value.

We are always refining our approach to this broad task but at the same time are always cautious not to oversell the true position or invest valuable funds on what might be described as hype.

Although it might be seen by some as stating the obvious it is at times necessary to remind  people that any more direct intervention in our attempts to influence the share price could be both illegal and contrary to the best long term interests of shareholders.

Not withstanding these comments we have invested some additional funds and time on our public relations communication process this year and in particular we have sought to augment the start to the Ovature trial with a comprehensive information campaign targeting cancer sufferers, clinicians, clinical research staff and hospital administrators about the benefits of participating in this trial. More detail about Ovature will be included in following presentations.

The Ovature trial is of course the principal focus for our 72%US subsidiary Marshall Edwards, Inc., and importantly we recently, post balance date, completed a successful “PIPE” raising of US$16.45M which will underwrite our ability to progress the Ovature trial.  Significantly there was interest from new investors in further compounds such as NV-196 and the option agreement Marshall Edwards has for all of Novogen’s Oncology compounds.

Another key event for Marshall Edwards this year was the appointment of Professor Bryan Williams as that company’s non executive Chairman.  Professor Williams brings to the group a wealth of experience in medical research and in particular his involvement as chairman of the department of cancer biology at the prestigious Cleveland Clinic in the USA from 1991 to 2005 makes him ideally qualified to oversee the strategic development of Novogen’s oncology pipeline through Marshall Edwards, Inc.

The strategic development for Marshall Edwards was also strengthened by the appointment of the JPMorgan company as financial advisor.  This broadens our access to expert advice in the areas of licensing, business collaboration and all forms of fund raising.

Glycotex our 81% US subsidiary also has made good progress this year.  The 2005 approval by the US Securities Exchange Commission (SEC) to proceed with a NASDAQ public listing was a key step in our strategy to develop this different area of technology.  We chose to delay that listing until some further milestones were achieved with development of the science which are necessary to gain an Investigational New Drug (IND) approval from the US Food and Drug Administration (FDA).  This approval which we expect to receive during the next quarter will greatly enhance our ability to conduct a successful Initial Public Offering (IPO) which in turn will allow us to commence larger scale clinical trials in the USA.

In the meantime a successful private raising of US$1.6M in return for 3.6% of the company will allow us to progress all the necessary work to initiate the IPO process.

In the OTC area, again post balance date, we have completed our strategy of moving production of our active compounds to a contractor in Switzerland.  This will achieve significant cost savings contributing to better product margins and importantly realising AUS$4.0M cash from the sale of our Wyong premises.

Further cash benefits were achieved from this business through the successful prosecution of our patents in North America leading to advantageous settlements.

As we look ahead the key focus in 2008 will be on accelerating patient recruitment into the Ovature trial which in turn will allow for an interim analysis of the trial data late next year.  The ability to conduct an interim analysis well before completion comes about because of our previously granted fast track status and operation under a Special Protocol Approval (SPA) from the FDA.  Depending on the outcome of this analysis we may have the ability to apply for a New Drug Approval (NDA) and move towards marketing through a licence arrangement whilst the trial is still being completed.

In addition Marshall Edwards will progress an IND application for NV-196 known as Triphendiol.  This will allow commencement of clinical trialling in the USA most likely to treat pancreatic or cholangiocarcinoma (bile duct) cancer.  Triphendiol has shown positive pre clinical results in both these cancers in invitro testing along with some Melanomas and all 3 areas have the potential to receive orphan drug status if the FDA formally agrees that no effective treatments are currently available specifically for these diseases.  If such status were to be achieved this again offers the opportunity for an accelerated path through the trial and approval process.

Outside the oncology area Novogen will continue its identification of new compounds and further progress those already identified to have potential in the anti inflammatory and cardiovascular areas.

I commend your attention to a presentation to be made shortly by Dr. Cath Walker which will give you some insight into this area and in particular the plans for potential compounds in the treatment of anti inflammatory disease.  This year we completed some very encouraging animal studies using our compound NV-17 and we can now move towards a phase 2 clinical trial and to test the concept of FAIMS as a new class of anti inflammatory compound without the risks of cardiovascular side effects.

I thank you for your attention and again thank all our shareholders for their patience and support .I would like also to publicly thank all our staff  who achieve at a level equal to or better than that expected in large pharmaceutical companies but under  tight budget constraints and without the almost unlimited resources and rewards associated with that industry.  There is no better measure of their contribution than the number and diversity of exciting compounds moving toward commercialisation which stands Novogen apart from so many biotech research companies.

Philip Johnston
Chairman.